UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EPIQ Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 2 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere & Company, L.L.C.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,198,789
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 5,198,789
	(10)	Shared dispositive power 5,255,524
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.01%
(14)	Type of reporting person: IA

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 3 of 9 Pages

(1)	Name of reporting person George V. Young
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 17,150
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 17,150
	(10)	Shared dispositive power 5,215,939
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.01%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 4 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere III
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,900
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 7,900
	(10)	Shared dispositive power 5,206,689
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.01%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 5 of 9 Pages

(1)	Name of reporting person St. Denis J. Villere II
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,685
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power 31,685
	(10)	Shared dispositive power 5,230,474
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.01%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 6 of 9 Pages

(1)	Name of reporting person George G. Villere
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,255,524
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,255,524
(11)	Aggregate amount beneficially owned by each reporting person: 5,255,524
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: N/A
(13)	Percent of class represented by amount in Row 11: 14.01%
(14)	Type of reporting person: IN

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 7 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to shares of the Voting Shares of Common Stock, par value $0.01 per share (the “Shares”), of Epiq Systems, Inc., a Missouri corporation (the “Issuer”), whose principal executive offices are located at 501 Kansas Ave, Kansas City, KS 66105.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D/A is hereby amended and restated in its entirety to read as follows:

(a) –(c) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons’’):

1.	St. Denis J. Villere & Company, L.L.C. (“Villere”);

2.	George V. Young;

3.	St. Denis J. Villere, II;

4.	St. Denis J. Villere, III; and

5.	George G. Villere (collectively, with Mr. Young, Mr. Villere, Mr. Villere and Villere, the “Villere Group”);

Villere is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. Messrs. G. Young, S. Villere, II, S. Villere, III and G. Villere serve as members of Villere. The principal business office of each member of the Villere Group is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Villere is a Louisiana limited liability company. Messrs. G. Young, S. Villere, II, S. Villere, III, and G. Villere are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The 5,255,524 Shares reported herein by the Villere Group were acquired at an aggregate purchase price of approximately $65.5 million. Such Shares were acquired in the ordinary course of business with investment funds in accounts managed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

As the Villere Group detailed in their prior Schedule 13D filings, the Villere Group believes that Epiq is deeply undervalued and the Issuer’s Board of Directors (the “Board”), together with management, has overlooked significant opportunities to create value for Epiq’s increasingly dissatisfied shareholders. The Villere Group believes that this chronic underperformance is an unfortunate yet predictable result of the unchanging composition of the Board and management. Accordingly, the Villere Group has concluded that change is therefore needed on the Board to help ensure that appropriate actions are taken to improve execution, drive better financial performance, hold management accountable and maximize value for all shareholders.

The Villere Group’s decision does not come lightly. Villere had previously entered into a Director Appointment Agreement in which the Issuer agreed to a strategic review and to appoint a director nominated by Villere. Unfortunately, the Issuer as of this

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 8 of 9 Pages

date has not implemented any strategic measures and the performance and the stock price of the Company continue to languish. Accordingly, Villere formally delivered to the Issuer notice on December 4, 2015 of its intent to nominate six highly qualified candidates for election to the Board at the 2016 Annual Meeting of Shareholders. The nominees are George Young, Gregory H. Browne, Barry D. LeBlanc, Greg Share, Jeffrey Galgano and Richard Blum (collectively, the “Nominees”). The Villere Group believes that each Nominee has an exceptional track record and that the Nominees possess a balanced mix of skills to help ensure that the Board (1) fulfills its duty to provide effective oversight of the Company, (2) determines the appropriate strategy to create value for all shareholders and (3) holds the Issuer’s management accountable.

Depending on various factors, including, without limitation, the outcome of any discussions with members of the Board and the Issuer’s shareholders, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market, privately negotiated transactions, or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a )-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015, there were 37,513,009 Shares outstanding as of October 29, 2015.

A.	Villere

(a)	Villere beneficially owns 5,255,524 Shares, which represent approximately 14.01% of the issued and outstanding Shares.

(b)	Villere has sole power to vote and to dispose of 5,255,524 shares, and the shared power to dispose of 5,255,524 shares.

(c)	Villere has not entered into any transactions in the Securities on behalf of itself or its clients within the last 60 days, except the following routine transactions by client action, which were effected the open market through a broker and all prices include brokerage commissions:

Trade Date	Shares Purchased (Sold)	Price Per Share
9/18/15	(300)	$12.8267
10/5/15	(20,000)	$12.9570
10/6/15	(6,200)	$13.1278

B.	Messrs. Young, S. Villere II, S. Villere III and G. Villere

(a)	Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere, as a member of Villere, may be deemed the beneficial owners of the 5,255,524 Shares beneficially owned by Villere, which represents approximately 14.01% of the issued and outstanding Shares. In addition, of that 5,255,524 Shares, Mr. Young owns 17,150 Shares, Mr. S. Villere II owns 31,685 Shares and Mr. S. Villere III owns 7,900 Shares.

(b)	Messrs. Young, S. Villere II, S. Villere III and G. Villere have the shared power to vote 5,255,524 Shares. Young has the sole power to vote and to dispose of 17,150 Shares. S. Villere II has sole power to vote and to dispose of 31,685 Shares. S. Villere III has sole power to vote and to dispose of 7,900 Shares.

(c)	None of Messrs. Young, S. Villere II, S. Villere III and G. Villere has entered into any transactions in the Securities during the past sixty days.

SCHEDULE 13D/A

CUSIP No. 26882D109	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere